UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

HEAT BIOLOGICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share

(Title of Class of Securities)

42237K 102

(CUSIP Number)

Edward B. Smith, III

c/o Brightline Capital Management, LLC

1120 Avenue of the Americas

Suite 1505

New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 102                                              13D                                              Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Edward B. Smith III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 14,389*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 14,389*
WITH	10	SHARED DISPOSITIVE POWER 697,303*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%*
14		TYPE OF REPORTING PERSON IN

———————

*

Based upon information obtained directly from the Company, there were 6,086,492 shares of common stock, par value $0.0002 per share (the “Common Shares”), of the Company outstanding as of July 29, 2013. As of the filing date of this Schedule 13D, Brightline Ventures III, LLC (“Brightline”) held 697,303 Common Shares which were issued upon conversion of Preferred Stock upon consummation of the Company’s initial public offering. Edward B. Smith and Nick Khera are the owners of Brightline GP, LLC, which is the managing member of Brightline Heat, LLC. Brightline Heat, LLC is the managing member of Brightline. Mr Smith and Mr Khera are also the managing members of Brightline Capital Management, LLC, which is the investment manager of Brightline. Mr. Smith is deemed to beneficially own the shares held by such entities in his role and he shares control over the voting and disposition of any shares held by Brightline. Mr. Smith has been issued options exercisable for 26,958 shares of common stock, of which 14,389 shares are vested and exercisable within 60 days of July 29, 2013 and for which he has sole control over the voting and disposition of and are included in the beneficial ownership of Mr. Smith.

CUSIP No. 42237K 102                                              13D                                              Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nick Khera
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER *
WITH	10	SHARED DISPOSITIVE POWER 697,303*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%*
14		TYPE OF REPORTING PERSON IN

———————

*

Based upon information obtained directly from the Company, there were 6,086,492 Common Shares outstanding as of July 29, 2013. As of the filing date of this Schedule 13D, Brightline held 697,303 Common Shares which were issued upon conversion of Preferred Stock upon consummation of the Company’s initial public offering. Edward B. Smith and Nick Khera are the owners of Brightline GP, LLC, which is the managing member of Brightline Heat, LLC. Brightline Heat, LLC is the managing member of Brightline. Mr Smith and Mr Khera are also the managing members of Brightline Capital Management, LLC, which is the investment manager of Brightline.

CUSIP No. 42237K 102                                              13D                                              Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brightline Ventures III, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER *
WITH	10	SHARED DISPOSITIVE POWER 697,303*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% *
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based upon information obtained directly from the Company, there were 6,086,492 Common Shares of the Company outstanding as of July 29, 2013. As of the filing date of this Schedule 13D, Brightline held 697,303 shares of common stock issued upon conversion of Preferred Stock upon consummation of the Company’s initial public offering. Edward B. Smith and Nick Khera are the owners of Brightline GP, LLC, which is the managing member of Brightline Heat, LLC. Brightline Heat, LLC is the managing member of Brightline. Mr Smith and Mr Khera are also the managing members of Brightline Capital Management, LLC, which is the investment manager of Brightline.

CUSIP No. 42237K 102                                              13D                                              Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brightline Heat, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER *
WITH	10	SHARED DISPOSITIVE POWER 697,303*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based upon information obtained directly from the Company, there were 6,086,492 Common Shares of the Company outstanding as of July 29, 2013. As of the filing date of this Schedule 13D, Brightline held 697,303 shares of common stock issued upon conversion of Preferred Stock upon consummation of the Company’s initial public offering. Edward B. Smith and Nick Khera are the owners of Brightline GP, LLC, which is the managing member of Brightline Heat, LLC. Brightline Heat, LLC is the managing member of Brightline. Mr Smith and Mr Khera are also the managing members of Brightline Capital Management, LLC, which is the investment manager of Brightline.

CUSIP No. 42237K 102                                              13D                                              Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brightline Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER *
WITH	10	SHARED DISPOSITIVE POWER 697,303*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%*
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based upon information obtained directly from the Company, there were 6,086,492 Common Shares outstanding as of July 29, 2013. As of the filing date of this Schedule 13D, Brightline held 697,303 Common Shares which were issued upon conversion of Preferred Stock upon consummation of the Company’s initial public offering. Edward B. Smith and Nick Khera are the owners of Brightline GP, LLC, which is the managing member of Brightline Heat, LLC. Brightline Heat, LLC is the managing member of Brightline. Mr Smith and Mr Khera are also the managing members of Brightline Capital Management, LLC, which is the investment manager of Brightline.

CUSIP No. 42237K 102                                              13D                                              Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Brightline GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 697,303*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER *
WITH	10	SHARED DISPOSITIVE POWER 697,303*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,303*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%*
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

———————

*

Based upon information obtained directly from the Company, there were 6,086,492 Common Shares outstanding as of July 29, 2013. As of the filing date of this Schedule 13D, Brightline held 697,303 Common Shares which were issued upon conversion of Preferred Stock upon consummation of the Company’s initial public offering. Edward B. Smith and Nick Khera are the owners of Brightline GP, LLC, which is the managing member of Brightline Heat, LLC. Brightline Heat, LLC is the managing member of Brightline. Mr Smith and Mr Khera are also the managing members of Brightline Capital Management, LLC, which is the investment manager of Brightline.

CUSIP No. 42237K 102                                              13D                                              Page 8 of 10 Pages

Item 1.

Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0002 per share (the “Common Shares”), of Heat Biologics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 100 Europa Drive, Chapel Hill, North Carolina 27519.

Item 2.

Identity and Background.

This statement is being filed on behalf of Edward Smith (“Mr. Smith”), Nick Khera (“Mr. Khera”), Brightline Ventures III, LLC, Brightline Heat, LLC (managing member of Brightline Ventures III, LLC), Brightline GP, LLC (managing member of Brightline Heat, LLC and co-owned 50/50 by Mr. Khera and Mr. Smith), Brightline Capital Management, LLC, (co-owned 50/50 by Mr. Khera and Mr. Smith and the investment manager for Brightline Ventures III, LLC). (collectively referred to as “Brightline” and together with Mr. Smith and Mr. Khera, the “Reporting Persons”). The address of the principal business office of Messrs. Smith and Khera and Brightline is 1120 Avenue of the Americas, Suite 1505, New York, New York 10036.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Smith and Mr. Khera are citizens of the United States of America.  All of the Brightline companies are limited liability companies organized under the laws of the State of Delaware.

Item 3.

Source or Amount of Funds or Other Consideration.

From May to August 2011 Brightline invested an aggregate of $2,273,709 in the convertible notes of the Company.  The notes were converted to 479,031 (post reverse split) shares of the Company’s Series A Preferred Stock in September 2011. Brighline purchased an additional 218,272 (post reverse split) shares of Series A Preferred Stock between November 2011 and April 2012 for an aggregate purchase price of $1,054,256.  In connection with the consummation of the Company’s initial public offering, an aggregate of 697,303 shares of the Company’s Series A Convertible Preferred Stock held by Brightline were automatically converted into 697,303 of the Common Shares.

Options held by Mr. Smith to purchase 26,958 Common Shares were acquired as consideration for Mr. Smith’s service as a member of the Company’s board of directors.

Item 4.

Purpose of the Transaction.

As described in Item 3, the securities set forth in this Schedule 13D were either granted to Mr. Smith as consideration for services he provided to the Company or acquired by Brightline for investment purposes.  At present, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

Based upon information obtained directly from the Company, there were 6,086,492 shares comprised of outstanding as of July 29, 2013.  As of the filing date of this Schedule 13D, Brightline held 697,303 shares of common stock.

Mr. Smith has been issued options exercisable for 26,958 shares of common stock, of which 14,389 shares are vested and exercisable on the date hereof.

During the sixty days prior to the filing date of this Schedule 13D, Brightline acquired 697,303 shares of common stock upon conversion of preferred stock upon consummation of the Company’s initial public offering.

CUSIP No. 42237K 102                                              13D                                              Page 9 of 10 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the Reporting Persons and any other person or entity.

Item 7.

Material to be filed as Exhibits.

None.

CUSIP No. 42237K 102                                              13D                                              Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2013

Brightline Ventures III, LLC*

By:	/s/ Nick Khera
Name: Nick Khera
Title: Managing Member
Brightline Heat, LLC*

By:	/s/ Nick Khera
Name: Nick Khera
Title: Managing Member
Brightline Capital Management, LLC*

By:	/s/ Nick Khera
Name: Nick Khera
Title: Managing Member

Brightline GP, LLC*

By:	/s/ Nick Khera
Name: Nick Khera
Title: Managing Member

/s/ Nick Khera*
Nick Khera

/s/ Edward B. Smith III*
Edward B. Smith III

———————

*

These Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.